Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 17, 2015, between d.Quant Special Opportunities Fund, LP and Neil Ramsey (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in shares of Class A common stock, $0.0001 par value per share, of HF2 Financial Management Inc. Each Party hereto agrees that the Schedule 13D, dated February 17, 2015, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

d.QUANT SPECIAL OPPORTUNITIES FUND, LP

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: General Partner

/s/ Neil Ramsey
Neil Ramsey